Exhibit (a)(5)(M)

Creating a Semiconductor Powerhouse

Mark Thompson, Chairman, President & CEO

Opening slide:

Creating a Semiconductor Powerhouse

Mark Thompson, Chairman, President & CEO

It’s been more than three months since we announced the decision to be acquired by ON Semiconductor and have the capabilities of Fairchild become part of the larger enterprise. And as many of you have been involved, and become involved in the detail integration planning process, there have naturally been a lot of questions that have arisen about the overall goals for the combination and the rational for the combination and how to think about the opportunities once the deal is complete.

So, I wanted to take this chance to provide some more details on the thinking behind the combination and why we believe that the combined companies will be a more relevant construct, to be relevant to our key customers and to provide very good opportunities for our employees.

So all of you are aware that the semiconductor industry has been rapidly consolidating. And the reason for this is that the industry has largely stopped growing. While there have been a few temporary growth segments, in general, the overall opportunities are not expanding. As a result, the competitive dynamics have changed such that companies need to become larger and have product breadth in order to be healthy, to be competitive and provide good opportunities for their employees. So the themes of product breadth and scale are ones that have become increasingly important. And ones that Fairchild could not ignore and did not ignore.

We had a very good opportunity to join forces with ON Semiconductor, which our board endorsed in November of last year. And what we want to talk about is what the combined company will look like and why we believe that it will be a stronger force in the market and why it will provide very good opportunities for our employees.

Slide 2: Combining 2 Strong Companies

If we take a look, what we’ve done is we’ve combined two strong companies. ON is approximately twice our size and has leadership capabilities in analog, imaging, low voltage power, and small signal semi. With significant, its largest market area is auto, with communication and industrial the next two largest markets.

If we take a look at Fairchild, which you all know well of course, we have leadership in analog and more in low power and mobile, and very strong high voltage and medium voltage power capabilities. Strong presence in industrial and a small component in automotive.

Mark on camera

And so you’ll see later, as we combine these capabilities, we produce breadth, we produce scale, and we produce more concentration in the most attractive industries that we want to participate in.

Slide 3: Stronger Competitive Position

So if we start with scale. And why is scale important. Scale is important because it provides efficiency. We are about efficiency; of course, we are about power efficiency but also efficiency is required in order to be able to have enough profitability to allow investment in new products and technologies of the sort that our customers demand. So efficiency is an opportunity, creates an opportunity to invest.

So if you look at the power semiconductor space, as we show here, you’ll see that it has been extremely fragmented. We believe that this fragmentation will rapidly consolidate into some handful of much larger players. If you look at what we’ve done prospectively here, I think it’s very compelling and you can see why we chose to do this.

You can see with the combination of ON and Fairchild, we produce the number two behind Infineon, in the power space.

Mark on camera

Clearly this will give us substantial opportunity to take care of our customers better, to provide broader capabilities and the scale required to continue and in fact to expand the potential to invest in key areas. And it will be increasingly challenging for the smaller players to be relevant to the customer. And relevance to the customer is what creates the opportunity for commercial success. And commercial success is what creates the opportunity for career development for people.

Slide 4: Breaking Into the Top 10

If we take a look at this at a higher level, it’s also very compelling. So whereas the last look at this was about power players, this really just looks at the entirety of the industry. And so if we extract memory (and memory is a very different animal as you know) what it does is it takes us as number 25 and ON as number 13 and it vaults the combined pair to the number 10 in the industry.

This positions the capabilities of the company extremely well because, in the end, I believe that the consolidation will continue. And, if you’re not a large, broad player, the opportunities for companies will be very poor. So we have proactively and prospectively found a very attractive path to put the capabilities of the company into a structure that allows it to have the breadth and the scale that it needs to compete.

Slide 5: Covering the Full Range of Power

If we take a look at this from a breadth point of view (which is to a large degree how many of our customers will look at this) the more problems we can solve for our customers, the more attractive and relevant we will be as a supplier. You can see, and this is obviously a bit simplified, ON’s capabilities are very, very strong in the low to medium voltage applications. Whereas ours are most strong from the medium to high voltage capabilities. So when you put these two capabilities together, what you see is that we can create a very powerful engine to service all power needs from the very lowest level to the very highest level. We also see that the strength of customers is very complementary as well. So if you look at the customer base that the combined companies have, it’s a very enviable list of really the best in the industry that we will have expanded capabilities in.

Mark on camera

And as you all know, the more success you have with a customer, the more opportunities that creates for you at that same customer. So this increased range in capabilities will directly result in increased opportunities for the combined company.

Slide 6: Expanded Footprint in Strategic Markets

The markets are also important. Not all markets are created equal. And this really creates tremendously attractive market positions for the combined companies as well. And so you can see Fairchild and ON’s existing markets and you can see the very, very strong presence than ON has in automotive. We have a very focused presence in automotive. The companies combined is in some ways the poster child for what we are setting out to achieve here, where you have both very, very strong specific product capabilities and very broad global reach and importance to the customer.

We do a similar thing in the industrial space. The combined (those two which are generally viewed as the best focus areas for semiconductor companies today) you will see that the combination of automotive and industrial becomes half or in fact slightly more than half of the combined company.

Mark on camera

There are also some very attractive capability combinations, for example. In specialty computing and server, the capabilities, for example, of the Fairchild Power Stage and the ON controller capabilities also puts us in the position to have a much more powerful, competitive position in those; in the sense of being able to solve very high level problems for those customers and expanding the opportunities that come to us as a result.

Slide 7: Combining Fairchild & ON Semi

In summary the goals of the combination of Fairchild and ON are very compelling, very important and frankly are necessary for Fairchild to take on in order to provide a place for the capabilities that we worked hard, and you all have worked so hard to create. And to be part of a company that will have the opportunity to be one of the important semiconductor companies of the future. That’s really been our goal all along and this is the next step along the way.

So from a power management leader, you see very clearly we become number two in terms of capabilities in the world. And that’s a very compelling situation to be in.

And the next thing is that provides opportunities particularly at the customer but also terms of scale and efficiency.

If you look at breadth, one of the very attractive things is that the product lines of ON and Fairchild are very complementary. There’s very, very little product overlap.

So the breadth offers, breadth improvement of the product lines of both companies are actually quite significant and so really vaulting us ahead in terms of creating opportunities at key customers.

Strengthened focused market areas. We talked about this. It really gives us strength to play in the best markets in the industry. And increasingly, not all markets are good markets.

And finally the combined company is better positioned to endure, to be relevant, and to provide opportunities for a majority of Fairchild Semiconductor employees.

Mark on camera

And that’s also been a very important goal for us.

So I hope, in closing, this has been helpful to all of you as you think through how we combine the two companies to make them successful. I am 100% convinced and committed to making this successful. And I ask for your participation in doing the same. Thank you.

Final Slide: Legal

Important Information

This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Fairchild Semiconductor International, Inc. (“Fairchild”). The solicitation and the offer to buy shares of Fairchild common stock, par value $.01 per share (“Fairchild common stock”), has been made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that ON Semiconductor Corporation (“ON Semiconductor”) and Falcon Operations Sub, Inc. have filed with the Securities and Exchange Commission (“SEC”), as amended and supplemented from time to time (the “Schedule TO”). In addition, Fairchild has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer, as amended and supplemented from time to time (the “Schedule 14D-9”). Fairchild and ON Semiconductor have mailed these documents to Fairchild’s stockholders. In addition, stockholders are able to obtain the Schedule TO, including the offer to purchase and any amendments thereto, the Schedule 14D-9 and any amendments thereto, and related materials with respect to the tender offer and the merger, free of charge at the SEC’s website at www.sec.gov. Stockholders may also obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) by contacting Fairchild’s Investor Relations Department either by telephone at (207) 775-8660 or by e-mail at investor@fairchildsemi.com.

STOCKHOLDERS OF FAIRCHILD ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER

RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Cautions regarding Forward-Looking Statements

This communication may contain “forward-looking statements.” Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “will,” “believes” and words and terms of similar substance used identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in our Annual Report on Form 10-K for the year ended December 27, 2015 filed with the SEC as well as, among other things: (1) the ability to obtain the necessary regulatory approvals for the transaction, (2) the satisfaction of the conditions to the consummation of the proposed transaction, (3) the timing of the completion of the proposed transaction and (4) the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers.